UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2020

STABLE ROAD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39128	84-1905538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1345 Abbot Kinney Blvd. Venice, California	90291
(Address of principal executive offices)	(Zip Code)

 (833) 478-2253

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	SRACU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	SRAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SRACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed in a Current Report on Form 8-K filed on October 7, 2020, Stable Road Acquisition Corp. (“Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Parent, Momentus Inc., a Delaware corporation (the “Company”), and certain other parties. Attached as Exhibit 99.1 and incorporated by reference herein is an updated Investor Presentation dated October 12, 2020 (the “Updated Investor Presentation”) that will be used by Parent with respect to the transactions contemplated by the Merger Agreement. The Updated Investor Presentation includes, among things, additional information and clarifications with respect to financial projections and future missions and product development.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The exhibit listed in the following Exhibit Index is filed as part of this Current Report.

Exhibit No.	Description
99.1	Updated Investor Presentation dated October 12, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STABLE ROAD ACQUISITION CORP.

	By:	/s/ Brian Kabot
Name: Brian Kabot
October 13, 2020		Title: Chief Executive Officer

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